

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2016

<u>Via Email</u>
William J. Janetschek
Chief Financial Officer
KKR & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

  Re: KKR & Co. L.P.
    Form 10-K for the Fiscal Year Ended December 31, 2015
    Filed February 26, 2016
    Form 10-Q for the Quarterly Period Ended June 30, 2016
    Filed August 4, 2016
    File No. 001-34820

Dear Mr. Janetschek:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Item 8. Financial Statements and Supplementary Data, page 166</u>

<u>Note 13 - Segment Reporting, page 219</u>

<u>Inclusion of a Fourth Segment, page 220</u>

1. We note your inclusion of a new fourth segment called Principal Activities, which includes all income (loss) on investments previously reported in the Private Markets, Public Markets or Capital Markets segments. We also note from your disclosure on page 231 that you allocated goodwill entirely to the Public Markets segment. Given the change to your segment reporting structure, please tell us how you considered ASC 350-

20-35-45 in determining whether a reallocation of goodwill using a relative fair value approach was required.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

Three Months Ended June 30, 2016 Compared to Three Months Ended June 30, 2015, page 81

Fees and Other, page 82

2.   We note your discussion of the changes in total fees here and on page 85 regarding the six months ended June 30, 2016 to six months ended June 30, 2015. Expand your disclosure in future filings to discuss each of the components of your fees and other revenue (e.g. Management, Monitoring and Transaction Fees, Net). Consider providing a table to facilitate this presentation (similar to that presented on page 25) along with a more granular discussion explaining the respective period-over-period changes. Please also expand your disclosure in your segment MD&A, as necessary.

Expenses, page 82

3.   Expand your disclosure in future filings to discuss each of the components of your expenses (e.g. Compensation and Benefits, Occupancy and related charges, and Other operating expenses) and provide a more granular discussion explaining the respective period-over-period changes. Please also expand your disclosure in your segment MD&A, as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Klein, Staff Accountant at (202) 551-3847 or me at (202) 551-3872 if you have questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services